SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated May 23, 2003
Report on the 1st Quarter of 2003
The Enel Group
Highlights
Results for the Quarter and Key events
Form and content of the Consolidated Financial Statements
Consolidated Income Statement
Consolidated Balance Sheet
Financial review
Results by Division
Sales, Infrastructure and Networks
Electricity
Gas
Terna
Telecommunications
Parent Company and Other activities
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
—   Press Release dated May 23, 2003.
—   Report on the first quarter of 2003

Press Release

ENEL SHAREHOLDERS APPROVE AGENDA AND RESOLVE A DIVIDEND OF 0.36 EURO PER SHARE

Rome, May 23, 2003 — An ordinary and extraordinary Meeting of Enel S.p.A. Shareholders took place today in Rome under the chairmanship of Piero Gnudi.

In the ordinary session, Enel S.p.A.’s financial statements for the year ended December 31, 2002 were approved and the Group’s consolidated results were presented. At the proposal of the Board of Directors, the distribution of a dividend of 0.36 euro per share was also resolved. The dividend, which is entitled to the ordinary tax credit of 56.25%, will be paid as from June 26, 2003, with the “ex dividend” date falling on June 23, 2003.

In the extraordinary session, the Shareholders also granted the Board of Directors a five-year authorization to increase the share capital by up to 47,624,005 euro in connection with the 2003 stock-option Plan reserved for executives of the Enel Group. At the same time, the Meeting revoked the unexercised portion of a similar authorization granted by the extraordinary Meeting of May 25, 2001.

Report on the 1st Quarter
of 2003

Contents

The Enel Group	5
Highlights	6
Results for the Quarter and Key events	8
Form and content of the Consolidated Financial Statements	14
Consolidated Income Statement	15
Consolidated Balance Sheet	17
Financial review	18
Results by Division	25
Generation and Energy Management	26
Sales, Infrastructure and Networks	32
- Electricity	33
- Gas	36
Terna	38
Telecommunications	39
Parent Company and Other activities	42

                          The Enel Group

Highlights

Enel Group

	1st Quarter

	2003	2002

Income data (in millions of euro)
Revenues	8,069	7,566	(1)
Gross operating margin	2,376	1,864	(1)
Operating income	1,204	754	(1)
Group net income	864	284	(1)

Financial data (in millions of euro)
Gross capital employed	49,511	49,922	(2)
Net capital employed	44,525	45,309	(2)
Total financial debt	22,831	24,467	(2)
Shareholders’ Equity including minority interests	21,694	20,842	(2)
Cash flow from operations	1,578	1,679
Capital expenditure	771	1,012	(1)

Per share data (euro)
Group net income per share	0.14	0.05	(1)
Gross operating margin per share	0.39	0.31	(1)
Operating income per share	0.20	0.12	(1)
Group Shareholders’ Equity per share	3.57	3.43	(2)

Operating data
Domestic electricity sales on the free and regulated market (TWh) (3)	38.3	45.4
Electricity transported for the domestic free market (TWh) (3)	24.5	20.5
Net domestic electricity generation (TWh)	32.7	32.5	(1)
Employees at period end (no.)	68,792	71,204	(2)

Market indicators
Average Brent oil price ($/b)	31.5	21.1
High-sulfur content fuel oil average price ($/t)	166.5	110.9
Average $/€ exchange rate	1.073	0.877
Average six-month Euribor rate	2.60%	3.41%

(1)	Figures relate to the restated consolidated income statement that excludes Eurogen and Interpower, sold respectively in the first half of 2002 and the beginning of 2003.

(2)	At December 31, 2002.

(3)	Excluding sales to resellers.

Divisions

	1st Quarter			1st Quarter			1st Quarter

		2002			2002			2002
	2003	restated		2003	restated		2003	restated

				Gross operating			Operating
In millions of euro	Revenues			margin			Income

Generation and Energy Management	3,554	2,851	24.7%	1,213	890	36.3%	905	594	52.4%
Sales, Infrastructure and Networks	5,348	5,187	3.1%	587	495	18.6%	253	171	48.0%
Terna	248	234	6.0%	183	168	8.9%	120	105	14.3%
Telecommunications (1)	1,044	921	13.4%	230	117	96.6%	(168)	(248)	32.3%
Parent Company	263	601	-56.2%	56	109	-48.6%	50	103	-51.5%
Services and Other activities	555	634	-12.5%	136	102	33.3%	73	46	58.7%
Elisions and adjustments	(2,943)	(2,862)		(29)	(17)		(29)	(17)

Total	8,069	7,566	6.6%	2,376	1,864	27.5%	1,204	754	59.7%

	1st Quarter

		2002		at March 31,	at Dec. 31,			at March 31,	at Dec. 31,
	2003	restated		2003	2002			2003	2002

	Capital			Net capital
In millions of euro	expenditure			employed				Employees (no.)

Generation and Energy Management	106	197	-46.2%	14,999	15,541	(2)	-3.5%	11,856	12,911	(2)	-8.2%
Sales, Infrastructure and Networks	401	348	15.2%	11,716	12,218	(2)	-4.1%	39,596	39,895	(2)	-0.7%
Terna	32	28	14.3%	3,013	3,067		-1.8%	3,077	3,106		-0.9%
Telecommunications (1)	144	332	-56.6%	12,096	11,976		1.0%	8,904	8,602		3.5%
Parent Company	—	—		—	—			527	527
Services and Other activities	88	107	-17.8%	2,767	2,681		3.2%	4,832	6,163		-21.6%
Elisions and adjustments				(66)	(174)

Total	771	1,012	-23.8%	44,525	45,309		-1.7%	68,792	71,204		-3.4%

(1)	The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interest in WIND formerly held by Deutsche Telekom, in terms of amortization and of carrying value.

(2)	With reference to previously reported figures, Viesgo Distribuciòn was reclassified from the Generation and Energy Management Division under the Sales, Infrastructure and Networks Division.

7

Results for the Quarter and Key events

     Domestic demand for electricity

     Domestic energy flows (Source: ISO)

	1st Quarter

In millions of kWh	2003	2002	Change

Gross electricity generation:
- Thermal	59,401	61,812	(2,411)	-3.9%
- Hydroelectric	11,453	8,222	3,231	39.3%
- Geothermal and other sources	1,658	1,397	261	18.7%
Total gross electricity generation	72,512	71,431	1,081	1.5%
Auxiliary services consumption	(3,315)	(3,519)	204	-5.8%
Net electricity generation	69,197	67,912	1,285	1.9%
Net imports	13,859	13,163	696	5.3%
Electricity delivered to the network	83,056	81,075	1,981	2.4%
Consumption for pumping	(2,656)	(2,711)	55	-2.0%
Electricity absorbed by the network	80,400	78,364	2,036	2.6%

•	In the 1st Quarter of 2003, demand for electricity in Italy grew by 2.6% on the same period in the previous year, reaching 80.4 billion kWh, of which 82.8% was covered by net domestic generation for consumption;

•	net electricity generation, amounting to 69.2 billion kWh, rose by 1.9%. Hydroelectric power generation grew by 39.3% while thermal generation declined by 3.9%. The 1st Quarter of 2002 was however characterized by a very low water supply;

•	net electricity imports rose by 5.3%, contributing to meet about 34% of the increase in demand for electricity.

Electricity generated and sold by the Enel Group in Italy

Enel network electricity flows

	1st Quarter				1st Quarter

In millions of kWh	2003	2002 restated	Change		2002

Net electricity generation	32,668	32,531	137	0.4%	39,291
Electricity purchases	20,931	26,709	(5,778)	-21.6%	19,990
Sales of generation companies	4,622	4,136	486	11.7%	4,178
Sales on the regulated market (1)	35,712	38,249	(2,537)	-6.6%	38,249
Sales on the free market (1)	2,574	7,175	(4,601)	-64.1%	7,175
Electricity transported on Enel Distribuzione’s network (1)	60,222	58,744	1,478	2.5%	58,744

(1)	Excluding sales to resellers.

Figures for the 1st Quarter of 2002, provided for comparative purposes, have been restated and exclude net electricity generated by Elettrogen and Valgen (sold subsequent to March 31, 2002), reclassified as an increase in purchases from domestic producers.

The table includes in the last column reported figures reflecting the operating perimeter existing at the time of publication.

•	Net electricity generation for the Quarter, amounting to 32.7 billion kWh, is in line with net generation in the 1st Quarter of 2002 on an adjusted perimeter basis. In such context, thermal generation declines by 8.2%, while hydroelectric generation increases by 42.3% due to the higher water supply as compared with the 1st Quarter of 2002 in which it was particularly low;

•	electricity purchases are equal to 20.9 billion kWh, down 21.6% on the 1st Quarter of 2002 on a restated basis. Imports relating to long-term contracts and purchases of electricity for the free market from the ISO also decline;

•	sales of generation companies increase from 4.1 to 4.6 billion kWh (up 11.7%), due to higher amounts of electricity withdrawn from the network by free market operators;

•	sales on the regulated market (excluding sales to resellers) amount to 35.7 billion kWh, down 6.6% as a result of the opening up of the market and the sale of major urban distribution networks in 2002;

•	sales on the free market amount to 2.6 billion kWh, down 64.1% on the 1st Quarter of 2002 due to higher competitive pressure on the free market, to lower imports of electricity and to smaller quantities purchased from Regulation CIP 6/92 plants;

•	electricity transported on Enel Distribuzione’s network (net of sales to resellers) is equal to 60.2 billion kWh, up 2.5% on the 1st Quarter of 2002 (58.7 billion kWh).

Results of the Enel Group

•	Revenues for the 1st Quarter of 2003 amount to euro 8,069 million, up euro 503 million on the same period in 2002 (euro 7,566 million) as restated for comparative purposes;

•	gross operating margin increases by 27.5%, reaching euro 2,376 million, as compared with euro 1,864 million in the 1st Quarter of 2002 on a restated basis (up euro 512 million). A significant contribution was supplied by the Generation and Energy Management Division (up euro 323 million), WIND (up euro 113 million), and the distribution and sale of gas (up euro 85 million);

•	operating income amounts to euro 1,204 million, up 59.7% (an increase of euro 450 million) on the operating income registered in the 1st Quarter of 2002 on a restated basis (euro 754 million);

•	income before extraordinary items and taxes amounts to euro 928 million, as compared with euro 494 million in the first three months of 2002 on a restated basis (up euro 434 million, an 87.9% increase);

•	Group net income for the Quarter amounts to euro 864 million, as compared with euro 284 million in the same period in 2002, also on a restated basis. The disposal of Interpower in January 2003 resulted in a net gain of euro 317 million (representing a capital gain of euro 359 million, net of the tax effect);

•	net capital employed amounts to euro 44,525 million, down euro 784 million on December 31, 2002, of which about euro 500 million due to the exclusion from the consolidation of Interpower (sold) and CESI (now accounted for under the equity method);

•	capital expenditure for the Quarter amounts to euro 771 million, declining by euro 241 million on the same period in 2002 (also on a restated basis). A strong decline was registered by WIND (down euro 188 million) and the Generation and Energy Management Division (down euro 91 million), while an increase was registered by distribution networks (up euro 53 million) due primarily to the digital meter project;

•	employees at March 31, 2003 were 68,792, a decline of 2,412 on December 31, 2002 (down 3.4%). The disposal of Interpower and the deconsolidation of CESI resulted in a reduction of 1,896 employees, while terminations, net of hirings, amounted to 516.

Outlook

Operating income is expected to grow in 2003 over the previous year as a result of positive factors already showing their effect in the 1st Quarter of 2003, in addition to the benefits deriving from the application of regulations regarding “system charges”, pursuant to Law Decree no. 25, February 18, 2003, converted into law in April. Financial debt will benefit from the contribution given by cash generated by operations, offset by financial requirements relating to the acquisition from France Telecom of a 26.6% share in WIND.

Main events

•	On January 29, 2003 the entire capital stock of Interpower was transferred to the Energia Italiana-Electrabel-Acea partnership. The operation was approved by the European Commission on December 23, 2002. The price paid for Interpower amounts to euro 535 million, in addition to euro 318 million of debt with other Group companies;

•	on the same date, Enel participated with a 15% share to the incorporation of GALSI, a company in charge of carrying out a feasibility study for the construction of a gas pipeline for the import of gas from Algeria to Italy through Sardinia;

•	on February 5, 2003, Enel met with the associations that represent the National Consumer and Customer Council, reaching an agreement for the elimination of problems encountered by customers following the installation of new digital meters. The agreement provides, among other things, for the increase in the tolerance period during which customers on a 3 kWh supply contract can be allowed to consume up to 4 kWh;

•	on February 14, 2003, Enel signed a memorandum of understanding with BG Group plc (British Gas) pursuant to which it will be able to participate in a project for the construction of a Natural Liquid Gas (NLG) regasification terminal located in Brindisi with a 50% share. In November 2002, the British Gas Group received the approval for the construction of a terminal in the Brindisi harbor for the import of gas. The terminal will have a generation capacity of 8 billion cubic meters of gas and will require an investment of euro 330 million;

•	on February 19, 2003, Law Decree no. 25, dated February 18, 2003, containing “Urgent resolutions regarding system charges” was published. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge” — as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments. The Law Decree was converted into law in April 2003, though the terms and timing for the reimbursement of the surcharge have not yet been established. The same law decree included also provisions regarding stranded costs, reiterating their abolition from January 1, 2004 with regards to generation plants, though without defining the method for calculating the resulting benefit;

•	Law no. 27, February 21, 2003 and subsequent Law Decree no. 59, April 7, 2003, currently being converted into law, set the final terms and conditions for the application of tax amnesty measures introduced with the 2003 Budget Law. Considering the various types of tax amnesty introduced by the Law and the different effect generated by the same in terms of costs and benefits, Group companies are currently evaluating on a cautious and prudent basis the most appropriate form of participation. Decisions taken will be formalized in the forms to be filed by June 16, 2003;

•	in February 2003, the Authority for Electricity and Gas awarded Enel Distribuzione a prize of euro 32 million for improvements achieved in 2001 in the quality of its electricity supply service. The average yearly disruption of service per customer was reduced to 125 minutes, representing a much shorter period than the target set by the Authority and about 25% lower than in 2000 (year in which Enel Distribuzione had already obtained prize of euro 4 million);

•	also in February 2003, the joint venture (in equal shares) formed by Enel.Hydro and Enertad (a Tad Group company operating in the environmental services sector), won the international bid held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia for euro 30 million. Trenitalia reserves the right, in a period between 2007 and 2009, to sell its residual 49% share for a minimum amount of euro 35 million. Hydroitalia owns the largest sewage treatment network in Italy, consisting of 46 treatment plants;

•	on March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD. The latter will carry out the revamping and environmental upgrade of a lignite-fired generation plant with a nominal generation capacity of 840 MW located in Bulgaria on the border with Greece (in the Stara Zagora Region), subsequently managing the plant. The total financial outlay for the operation is estimated at about euro 600 million, financed through project financing;

•	on March 7, 2003, the European Commission requested preliminary information to the Italian Government regarding possible State subsidies provided by Enel in favor of WIND. The company is offering wide cooperation to the inquiry and believes that it is able to demonstrate to have kept a fair behavior in its relationships with WIND, consistent with the behavior of any private investor;

•	on March 11, 2003, Enel’s Board of Directors resolved the issue by December 31, 2003, of one or more bond issues denominated in euro or other currency for a total amount of euro 1.5 billion, delegating to the Chief Executive Officer the determination of the timing and characteristics of individual issues;

•	on March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by Orange (France Telecom Group), thus reaching control of all the company’s shares. The acquisition price, euro 1.33 billion in cash, includes also the cancellation of the call option held by France Telecom giving the latter the right to increase its share in WIND to 44%. The agreement provides for a partial reimbursement mechanism in favor of France Telecom in case Enel should sell WIND shares before December 2004, receiving in cash a price per share higher than that received by France Telecom pursuant to the present agreement. The transaction provides also for the transfer to Enel of the euro 173 million subordinated loan extended by France Telecom to WIND. The acquisition is expected to be finalized in the first half of the year, once all the necessary authorizations have been granted. The full ownership of the telecommunications operator gives Enel, that considers WIND solely as a financial investment, higher flexibility in seeking to maximize its value;

•	on March 26, 2003, Enel made its debut in the prestigious FTSE 4 GOOD GLOBAL 100 sustainability index that groups the first 100 companies in the world that excel in terms of results achieved in the field of environmental and social sustainability in their activity;

•	on March 28, 2003 an agreement was reached with the Veneto Region for the conversion of the Porto Tolle power plant, one of the most important in Italy, avoiding the risk of a power blackout in a vital region. Work planned will allow the achievement of a consistent reduction in emissions. The use of a more cost efficient fuel will result in a lower cost for electricity generated, with positive effects for the system as a whole and the Group.

Form and content of the Consolidated Financial Statements

The Income Statement, Balance Sheet and detail of Total Financial Debt included below are reported in the same format adopted in the “Financial Review” section of the Annual Report for the year 2002. For the purposes of a like-for-like comparison, the income statement for the 1st Quarter 2002 is presented on a restated basis which excludes Elettrogen and Interpower (sold subsequent to March 31, 2002). The latter, sold on January 29, 2003, was excluded from the consolidation from January 1, 2003. From the same date, subsidiary CESI, previously consolidated, was accounted for under the equity method. As a result of the disposal of Interpower, in fact, the share of the Group in the company declined to 40.9%, which is no longer sufficient to ensure a controlling influence.

Changes in the scope of consolidation between the 1st Quarter of 2003 and the same period in the previous year on a restated basis are limited primarily to the Camuzzi Group (acquired in May 2002), to CESI, and to the disposal of local electricity distribution networks serving the Milan and Verona municipalities (sold in the 2nd Quarter of 2002). As the magnitude of these changes does not affect the comparability of figures for the two periods, no adjustment has been made in the Restated Income Statement for the 1st Quarter of 2002 in this respect. Adjustments made to the restated accounts reflect instead changes in the accounting treatment of connection fees to bring them into line with those applied from March 31, 2002.

The reconciliation between main income statement figures for the 1st Quarter of 2002 previously reported and those included in the restated accounts for the same period, is also provided.

Accounting principles and criteria used in the consolidation are consistent with those applied in the Consolidated Financial Statements at December 31, 2002.

Consolidated Income Statement

1st Quarter							1st Quarter

In millions of euro	2003		2002 restated		Change		2002

		(%)		(%)		(%)		(%)
Revenues:
- Electricity and Electricity Equalization Fund contributions	5,139	63.7	5,205	68.8	(66)	(1.3)	5,035	68.6
- Telecommunication services	947	11.7	863	11.4	84	9.7	863	11.7
- Sale of gas to end users	495	6.1	148	2.0	347	234.5	148	2.0
- Other services, sales and other revenues	1,488	18.5	1,350	17.8	138	10.2	1,301	17.7
Total revenues	8,069	100.0	7,566	100.0	503	6.6	7,347	100.0

Operating costs:
- Personnel	876	10.9	868	11.5	8	0.9	903	12.3
- Fuel consumption for thermal generation	939	11.6	1,001	13.2	(62)	(6.2)	1,232	16.8
- Electricity purchased	1,448	17.9	1,672	22.1	(224)	(13.4)	1,231	16.8
- Interconnections and roaming	345	4.3	370	4.9	(25)	(6.8)	370	5.0
- Services, leases and rentals	911	11.3	917	12.1	(6)	(0.7)	942	12.8
- Fuel for trading and gas for distribution	853	10.6	635	8.4	218	34.3	415	5.7
- Materials	337	4.2	361	4.8	(24)	(6.6)	356	4.8
- Other costs	223	2.8	104	1.4	119	114.4	111	1.5
- Capitalized expenses	(239)	(3.0)	(226)	(3.0)	(13)	(5.8)	(229)	(3.1)
Total operating costs	5,693	70.6	5,702	75.4	(9)	(0.2)	5,331	72.6

GROSS OPERATING MARGIN	2,376	29.4	1,864	24.6	512	27.5	2,016	27.4

Depreciation, amortization and accruals:
- Depreciation and amortization	1,092	13.5	1,034	13.7	58	5.6	1,180	16.1
- Accruals and write-downs	80	1.0	76	1.0	4	5.3	76	1.0
Total depreciation, amortization and accruals	1,172	14.5	1,110	14.7	62	5.6	1,256	17.1

OPERATING INCOME	1,204	14.9	754	9.9	450	59.7	760	10.3

- Net financial income (expense)	(275)	(3.4)	(271)	(3.6)	(4)	(1.5)	(278)	(3.8)
- Equity income/(expense)	(1)	—	11	0.2	(12)	—	11	0.2

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	928	11.5	494	6.5	434	87.9	493	6.7

- Extraordinary items	338	4.2	(58)	(0.8)	396	—	(60)	(0.8)

INCOME BEFORE TAXES	1,266	15.7	436	5.7	830	190.4	433	5.9

- Income taxes	440	5.5	188	2.5	252	134.0	190	2.6

INCOME BEFORE MINORITY INTERESTS	826	10.2	248	3.2	578	233.1	243	3.3

- Minority interests	38	0.5	36	0.5	2	5.6	36	0.5

GROUP NET INCOME	864	10.7	284	3.7	580	204.2	279	3.8

Reconciliation between Reported Income Statement and Restated Income Statement for the 1st Quarter of 2002

	Reported Income	Excluded companies and	Restated Income
In millions of euro	Statement	other adjustments (1)	Statement

	(A)	(B)	(A - B)
Gross operating margin	2,016	152	1,864
Depreciation, amortization and accruals	(1,256)	(146)	(1,110)
Operating income	760	6	754
Net financial income (expense)	(267)	(7)	(260)
Income before extraordinary items and taxes	493	(1)	494
Extraordinary items	(60)	(2)	(58)
Income taxes	(190)	(2)	(188)
Minority interests	36	—	36
Group net income	279	(5)	284

(1)	Eurogen and Interpower deconsolidated from January 1, 2002 and adjustment of accounting treatment of connection fees.

Consolidated Balance Sheet

In millions of euro	at March 31, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Intangible and tangible	49,628	50,562	(934)
- Financial	678	600	78
Total	50,306	51,162	(856)

Net current assets:
- Trade receivables	7,255	7,124	131
- Inventories	3,342	3,266	76
- Other assets and net receivables from Electricity Equalization Fund	1,064	1,042	22
- Trade payables	(5,928)	(6,726)	798
- Net tax (payables) receivables	434	669	(235)
- Other liabilities	(6,962)	(6,615)	(347)
Total	(795)	(1,240)	445

Gross capital employed	49,511	49,922	(411)

Provisions:
- Employee termination indemnity	(1,370)	(1,415)	45
- Retirement benefits	(471)	(472)	1
- Net deferred taxes	(1,875)	(1,435)	(440)
- Other provisions	(1,270)	(1,291)	21
Total	(4,986)	(4,613)	(373)

Net capital employed	44,525	45,309	(784)

Group Shareholders’ Equity	21,634	20,772	862
Minority interests	60	70	(10)
Total Shareholders’ Equity	21,694	20,842	852

Total financial debt	22,831	24,467	(1,636)

TOTAL	44,525	45,309	(784)

Financial review

Income Statement

In the 1st Quarter of 2003, revenues from electricity (sales and transport) and Electricity Equalization Fund contributions decrease by euro 66 million over the same period in 2002 (down 1.3%) due mainly to the following factors:

•	a reduction of euro 55 million in revenues from domestic regulated and free market sales and electricity transport fees caused mainly by the increasing deregulation of the market and the sale of local electricity distribution networks;

•	a euro 72 million decline in revenues from international operations, of which euro 50 million due to the Viesgo Group, and euro 22 million to electricity trading on international markets. The decline in revenues earned by Viesgo is due primarily to lower electricity generated as a result of the temporary unavailability of a number of plants for planned maintenance and other technical reasons;

•	a euro 60 million increase in Electricity Equalization Fund contributions on electricity generated in past years by plants subsidized pursuant to CIP Regulation 6/92.

Revenues from telecommunication services provided to third parties increase by euro 84 million (up 9.7%) over the 1st Quarter in 2002, growing from euro 863 million to euro 947 million. The marked growth of revenues from mobile telecommunication services, amounting to about euro 110 million (up 29%), was offset by the euro 30 million decline in revenues from fixed telephony and Internet services (down 6%), reflecting the overall performance of the market and the higher competitive pressure from the incumbent operator.

Sales of gas to end users increase from euro 148 million in the 1st Quarter of 2002 to euro 495 million in the current Quarter (up euro 347 million) due to the change in scope of activity (in the 1st Quarter of 2002, the Camuzzi Group was not part of the Group).

Other services, sales and other revenues increase in the Quarter by euro 138 million (up 10.2%) due mainly to the following factors:

•	higher contributions for increases in power supplies and connection fees to the electricity network, up euro 31 million;

•	non-recurrent income amounting to euro 32 million due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority. Non-recurrent charges amounting to euro 7 million were also recorded as a result of the same;

•	the awarding to Enel Distribuzione of a euro 32 million prize for improvements in the quality of the electricity service provided. The analogous prize recorded in the 1st Quarter of 2002 amounted to euro 4 million;

•	revenues amounting to euro 17 million generated by the Camuzzi Group in the environmental services sector;

•	a euro 15 million increase in revenues from the use of the National Transmission Network;

•	a euro 12 million increase in the sale of residential buildings held for disposal.

Personnel costs grow by euro 8 million (up 0.9%) due to changes in the scope of consolidation. In comparable terms, personnel costs are in line with the 1st Quarter of 2002, while the average number of employees declines by 3.6%. The higher average cost per employee reflects increases induced by the renewal of the contract for the sector, the growth of variable components and normal pay progression.

Thermal fuel costs decline by euro 62 million (down 6.2%) against an 8.2% reduction in net domestic thermal generation (down 2,173 million kWh), and a 57.2% reduction in the same registered in Spain (down 1,126 million kWh). Higher average unit costs result from the increase in the price of energy products.

The cost of electricity purchased from other producers declines in the Quarter by euro 224 million (down 13.4%), against a 21.6% reduction in quantities acquired. Higher unit costs are due prevalently to the mentioned increase in fuel prices to which the price of part of the purchases are correlated, and to the lower proportion of electricity imported, characterized by lower unit costs.

Interconnection and Roaming costs decline in the Quarter by euro 25 million (down 6.8%), as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators. Roaming costs decline by euro 10 million (from euro 28 million to euro 18 million), while interconnection costs decrease by euro 15 million (from euro 342 million to euro 327 million).

The cost of services, leases and rentals amounts to euro 911 million and is in line with that for the 1st Quarter of 2002 (euro 917 million) as a result of the following factors:

•	the suppression of the hydroelectric surcharge, amounting in the 1st Quarter of 2002 to euro 50 million;

•	a euro 18 million increase in the cost of services received in the context of the construction of plant for third parties;

•	a euro 24 million increase in costs for outsourcing and the lease of transmission circuits resulting from the growth of WIND.

The cost for the acquisition of fuel for trading and gas for distribution increases in the Quarter by euro 218 million, from euro 635 million to euro 853 million (up 34.3%). The increase reflects primarily the change in the scope of consolidation resulting from the acquisition of gas distribution companies made in 2002 (Camuzzi Group and other minor operators).

The cost of materials consumed declines in the 1st Quarter of 2003 by euro 24 million (down 6.6%) due primarily to lower requirements of the Engineering and Contracting segment for work carried out for third parties.

Other costs amount to euro 223 million, up euro 119 million (representing a 114.4% increase) due to the following:

•	charges amounting to euro 40 million relating to the “green certificates” system, which were not present in the 1st Quarter of 2002;

•	a euro 51 million increase in costs incurred by Enel Distribuzione in connection with the electricity system due to the introduction of new energy efficiency regulation, the use of “clean” energy sources and the improvement in the continuity of service. These costs were retrieved almost in full through sales tariffs;

•	an increase in non-recurrent charges, up euro 28 million, due primarily to adjustments recognized to the ISO on electricity transported in 2002.

Gross operating margin for the 1st Quarter of 2003 amounts to euro 2,376 million, up euro 512 million on the same period in 2002 (a 27.5% increase) on a restated basis. The breakdown by division is shown in the table below.

	1st Quarter

In millions of euro	2003	2002	Change

Generation and Energy Management	1,213	890	323
Sales, Infrastructure and Networks	587	495	92
Terna	183	168	15
Telecommunications	230	117	113
Parent Company and Other activities	163	194	(31)

Total	2,376	1,864	512

Main factors contributing to the change in gross operating margin are described in the analysis by Division.

Operating income for the 1st Quarter of 2003 amounts to euro 1,204 million, increasing by euro 450 million on the 1st Quarter of 2002 (up 59.7%). The lower increase in absolute terms with respect to the gross operating margin is due to higher depreciation, amortization and accruals, accounting for euro 62 million (up 5.6%). Depreciation and amortization charges register an increase prevalently in the Telecommunications sector (up euro 30 million) as a result of the coming into service of strong capital expenditure on networks and the gas area (up euro 22 million) following the growth in the operating perimeter.

Net financial expense, amounting to euro 275 million, is in line with the 1st Quarter of 2002 (euro 271 million). The decline in interest rates and active treasury management allowed to counter the effect of the increase in average debt in the 1st Quarter of 2003 on the same period in the previous year.

Net extraordinary income amounts to euro 338 million, as compared with net extraordinary expense of euro 58 million in the 1st Quarter of 2002.

The balance for the 1st Quarter of 2003 is due prevalently to the capital gain realized on the disposal of Interpower, amounting to euro 359 million, and to capital gains on the disposal of other assets, amounting to euro 18 million. These were partly offset by charges amounting to euro 37 million relating to incentives for early retirement given to personnel. In the 1st Quarter of 2002, these amounted to euro 50 million and represented the main component of the balance.

Income taxes for the 1st Quarter of 2003 amount to euro 440 million, representing a 34.8% tax rate. In the same period in 2002, the tax rate was equal to 43.1%.

Net income for the 1st Quarter of 2003 is positively affected by the capital gain on the disposal of Interpower, taxed at a 19% substitute tax rate, for which there exists the additional benefit of the reversal of the excess amount accrued to the provision for deferred taxes of the company disposed of, previously accrued based on the ordinary tax rate. Benefits connected with the Tremonti-bis Law, amounting to euro 30 million, were recorded in the 1st Quarter of 2002.

The effective tax rate of the Group amounts to 45%, as compared with 47% in 2002. The difference is due to the reduction in the corporate tax rate (IRPEG) from 36% to 34% from January 1, 2003.

Cash flows and debt

Cash flows for the 1st Quarter of 2003 and 2002 are reported in the table that follows. Figures for 2002 relate to the operating perimeter of the Group at that date and include therefore the operations of Eurogen and Interpower. Financial flows for 2003 relate instead to the new operating perimeter.

	1st Quarter

In millions of euro	2003		2002

Total financial debt at beginning of the Quarter	(24,467)	(1)	(21,930) (1)

Cash generated by current operating activities	1,578		1,679

Expenditure on tangible and intangible assets	(771)		(1,028)
Investments in subsidiaries	(122)		(1,988)
Disposal of consolidated investments and other assets	904		44
Cash (employed) generated by investing activities	11		(2,972)

Capital increases contributed by third parties	35		—

Foreign exchange differences on financial debt	12		(2)

Change in financial debt	1,636		(1,295)

Total financial debt at end of the Quarter	(22,831)	(2)	(23,225) (2)

(1)	January 1, 2002 and 2003.

(2)	March 31, 2002 and 2003.

Cash generated by current operating activities in the 1st Quarter of 2003 amounts to euro 1,578 million, down euro 101 million on the same period in 2002, due mainly to the different changes in net current assets in the two periods.

Investment flows in the 1st Quarter of 2003 are in balance. The euro 11 million surplus was determined by the following factors:

•	investments in tangible and intangible assets equal to euro 771 million;

•	payment of part of the price for the acquisition of a 60% share in Entergy Power Holding Maritza BV, with an outlay of euro 74 million;

•	euro 48 million paid as adjustment on the price for the acquisition of the Viesgo Group;

•	disposal of Interpower, determining a flow of euro 798 million, consisting of the balance between the price of euro 535 million and the repayment of euro 318 million of debt with the Parent Company, net of the advance of euro 55 million already received in 2002;

•	disposal of buildings (euro 77 million) and minor electricity distribution networks (euro 29 million).

Net financial debt and changes in the Quarter are shown in the table that follows:

In millions of euro	at March 31, 2003	at Dec. 31, 2002	Change

Medium- and long-term debt:
- Bank loans	10,384	10,401	(17)
- Bonds	8,073	8,076	(3)
- Own bonds and other items	(528)	(533)	5
	17,929	17,944	(15)

- Financing extended by others	353	348	5

Total medium- and long-term debt	18,282	18,292	(10)

Short-term debt:
Bank loans:
- 18-month loans	700	700	—
- Use of revolving credit lines	1,688	3,388	(1,700)
- Other short-term bank loans	2,659	1,719	940
	5,047	5,807	(760)

Commercial paper	759	1,444	(685)

Total short-term debt	5,806	7,251	(1,445)

Factoring receivables	(676)	(676)	—
Cash at banks and marketable securities	(581)	(400)	(181)
	(1,257)	(1,076)	(181)

Net short-term financial position	4,549	6,175	(1,626)

TOTAL FINANCIAL DEBT	22,831	24,467	(1,636)

Total financial debt declines in the 1st Quarter of 2003 by euro 1,636 million due to the above described financial flows used primarily towards the reduction of short-term debt. The debt to equity ratio is equal to 1.05, down from 1.17 at December 31, 2002.

Balance Sheet

Tangible and intangible assets decline in the Quarter by euro 934 million. The deconsolidation of Interpower and CESI resulted in a reduction of euro 561 million. The residual difference is represented primarily by excess depreciation and amortization over investments made in the Quarter.

Financial assets increase by euro 78 million, of which euro 76 million due to the acquisition of 60% of Dutch holding company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD, not yet consolidated in the Quarter.

Net current assets at March 31, 2003 amounted to negative euro 795 million, as compared with negative euro 1,240 million at December 31, 2002. The change is due primarily to the following elements:

•	a euro 131 million increase in trade receivables due prevalently to seasonal factors connected with gas sales activities;

•	a euro 76 million increase in inventories due prevalently to higher Engineering and Contracting contract work in progress (euro 232 million), net of a decline in other kinds of inventories (mainly fuel), down euro 156 million;

•	a euro 798 million decline in trade payables mainly due to changes induced by WIND’s capital expenditure activities;

•	a euro 235 million decline in net taxes receivable due mainly to the growth in VAT payables;

•	increase in other liabilities, up euro 347 million, due mainly to the growth in advances paid by customers in the Engineering and Contracting sector (up euro 265 million) relating to the growth in contract work in progress.

Provisions increase by euro 373 million, due primarily to the increase in the net deferred tax provision (up euro 440 million) that includes income taxes for the period.

Net capital employed declines from euro 45,309 million at December 31, 2002, to euro 44,525 million at the end of March 2003.

Total Shareholders’ Equity increases by euro 852 million as a result mainly of net income for the Quarter and amounts to euro 21,694 million.

Results by Division
	1st Quarter

In millions of euro	2003	2002 restated	Change

Generation and Energy Management
Revenues	3,554	2,851	703	24.7%
Gross operating margin	1,213	890	323	36.3%
Operating income before amortization of goodwill	916	605	311	51.4%
Operating income	905	594	311	52.4%

Sales, Infrastructure and Networks
Revenues	5,348	5,187	161	3.1%
Gross operating margin	587	495	92	18.6%
Operating income before amortization of goodwill	266	174	92	52.9%
Operating income	253	171	82	48.0%

Terna
Revenues	248	234	14	6.0%
Gross operating margin	183	168	15	8.9%
Operating income	120	105	15	14.3%

Telecommunications
Revenues	1,044	921	123	13.4%
Gross operating margin	230	117	113	96.6%
Operating income before amortization of goodwill	(57)	(111)	54	48.6%
Operating income	(168)	(248)	80	32.3%

Services and Other activities
Revenues	555	634	(79)	-12.5%
Gross operating margin	136	102	34	33.3%
Operating income	73	46	27	58.7%

Parent Company
Revenues	263	601	(338)	-56.2%
Gross operating margin	56	109	(53)	-48.6%
Operating income	50	103	(53)	-51.5%

Adjustments and elisions
Revenues	(2,943)	(2,862)	(81)
Gross operating margin	(29)	(17)	(12)
Operating income	(29)	(17)	(12)

Total Group
Revenues	8,069	7,566	503	6.6%
Gross operating margin	2,376	1,864	512	27.5%
Operating income before amortization of goodwill	1,339	905	434	48.0%
Operating income	1,204	754	450	59.7%

Generation and Energy Management

The Division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

•	generation;

•	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and “wholesalers”;

•	trading on international markets.

•	Energy products:

•	procurement of supplies for all Group activities (electricity generation, trading, sale of natural gas to end users);

•	sale of natural gas to “distributors”;

•	trading on international markets;

•	logistic services.

International operations, represented by Spanish subsidiary Viesgo Generaciòn and American subsidiaries CHI Energy and EGI are reported separately.

Generation and Energy Management

	1st Quarter

In millions of euro	2003	2002 restated (1)		Change

Domestic operations
Revenues	3,460	2,707		753	27.8%
Gross operating margin	1,171	852		319	37.4%
Operating income before amortization of goodwill	893	583		310	53.2%
Operating income	893	583		310	53.2%

International operations
Revenues	99	144		(45)	-31.3%
Gross operating margin	42	38		4	10.5%
Operating income before amortization of goodwill	23	22		1	4.5%
Operating income	12	11		1	9.1%

Elisions
Revenues	(5)	—		(5)

Total
Revenues	3,554	2,851		703	24.7%
Gross operating margin	1,213	890		323	36.3%
Operating income before amortization of goodwill	916	605		311	51.4%
Operating income	905	594		311	52.4%

Net capital employed	14,999	15,541	(2)	(542)	-3.5%
Employees (no.)	11,856	12,911	(2)	(1,055)	-8.2%
Capital expenditure	106	197		(91)	-46.2%

(1)	Figures for 2002 exclude Eurogen, Interpower and the distribution of electricity in Spain, now included in the Sales, Infrastructure and Networks Division.

(2)	At December 31, 2002.

Domestic operations

The Division operates in Italy in the following areas through:

•	Electricity generation:

•	Enel Produzione (thermal and hydroelectric generation);

•	Enel Green Power (geothermal and hydroelectric power);

•	Elettroambiente (waste-to-energy).

•	Procurement and trading of energy products, sale on the domestic market to “large electricity users” and “wholesalers”, sale of natural gas to “distributors”, trading of electricity on international markets:

•	Enel Trade and its subsidiaries.

•	Logistic services:

•	Enel Logistica Combustibili.

•	Technologies for the development of alternative energy sources:

•	Conphoebus.

In the 1st Quarter of 2002, Enel Trade’s (formerly Enel.FTL) activities were limited to procurement and trading of energy products. The growth in the operating perimeter is due to the transfer of businesses from Enel Energia (part of the Sales Division), effective January 1, 2003. The comparability of figures for the two periods is therefore affected by such change.

On the contrary, operating and income figures for the 1st Quarter of 2002 provided for comparative purposes are stated net of Eurogen and Interpower, sold subsequent to March 31, 2002 and no longer present in the 1st Quarter of 2003.

Electricity generation

Net domestic electricity generation of the Enel Group

	1st Quarter
					1st Quarter
In millions of kWh	2003	2002 restated	Change		2002

Net electricity generation:
Thermal	24,382	26,555	(2,173)	-8.2%	32,964
Hydroelectric	7,017	4,931	2,086	42.3%	5,282
Geothermal	1,248	1,034	214	20.7%	1,034
Other sources	21	11	10	90.9%	11

Total net electricity generation	32,668	32,531	137	0.4%	39,291

Figures for the 1st Quarter of 2002 provided for comparative purposes were restated excluding the contribution of Eurogen and Interpower, no longer present in the same period of 2003.

Net electricity generation for the 1st Quarter of 2003, amounting to 32.7 billion kWh , is in line with the 1st Quarter of 2002 on a restated basis. In such context, hydroelectric generation rose sharply (up 42.3%, 2,086 million kWh) due to the better water supply, poor in the first Quarter of 2002. The increase is offset by the lower thermal generation, down 8.2% (declining by 2,173 million kWh). Electricity generated from other sources increases sharply (up 90.9%) thanks to the contribution of wind plants coming into service in the last part of 2002.

Contribution to gross thermal generation

	1st Quarter

In millions of kWh	2003		2002 restated		Change

High-sulfur content fuel oil (S>0.5%)	2,159	8.3%	6,304	22.4%	(4,145)	-65.8%
Low-sulfur content fuel oil (S<0.5%)	4,126	16.0%	5,212	18.5%	(1,086)	-20.8%
Total fuel oil	6,285	24.3%	11,516	40.9%	(5,231)	-45.4%

Natural gas	10,793	41.7%	8,499	30.2%	2,294	27.0%
Coal	8,420	32.6%	6,926	24.5%	1,494	21.6%
Orimulsion and other fuels	372	1.4%	1,246	4.4%	(874)	-70.1%

TOTAL	25,870	100.0%	28,187	100.0%	(2,317)	-8.2%

In the 1st Quarter of 2003, natural gas and coal account each in relative terms for more than fuel oil due to the coming into service of new combined-cycle plants and the higher use of coal-fired plants. Lower thermal generation, resulting from the growth in hydroelectric power generated, affected traditional fuel oil generation plants.

Operating performance

Revenues for the Quarter amount to euro 3,460 million, increasing by euro 753 million (up 27.8%) on the 1st Quarter of 2002, due mainly to the following factors:

•	an increase in sales of natural gas to the Sales Division, up euro 289 million, as a result of the growth in the operating perimeter and the concentration of procurement activities in Enel Trade;

•	revenues from electricity traded by Enel Trade amounting to euro 135 million, present only in the 1st Quarter of 2003 due to the reorganization of operating areas within the Group;

•	a euro 77 million increase in revenues recorded by Enel Trade from the sale of energy products to third parties;

•	increase in the price component of electricity linked to energy prices (parameter Ct), resulting in a positive impact in terms of revenues equal to about euro 180 million;

•	a euro 60 million increase in contributions on past years’ electricity generation of plants falling under the incentives of CIP Regulation 6/92;

Gross operating margin for the 1st Quarter of 2003 amounts to euro 1,171 million, increasing by euro 319 million (up 37.4%) on the same period in 2002 due to the following factors:

•	euro 200 million increase in the margin on hydro-geothermal generation due to the joint effect of an increase in volume, the increase of the tariff component linked to energy prices and the suppression from January 1, 2003 of the hydroelectric surcharge (amounting in the 1st Quarter of 2002 to euro 50 million);

•	euro 58 million increase in the spread between the tariff component covering the cost of fuel and the actual cost incurred for the same;

•	a euro 60 million increase in contributions on past years’ electricity generation of plants falling under the incentives of CIP Regulation 6/92.

Operating income for the Quarter amounts to euro 893 million, up euro 310 million (a 53.2% increase), recording euro 9 million in higher depreciation, amortization and accruals with respect to the gross operating margin.

Results for the 1st Quarter of 2003 do not include the effect of the retrieval of the hydroelectric surcharge paid for 2002, as regulations that define parameters for the reimbursement have not yet been issued. The same applies for the effect of the reimbursement of stranded costs.

International operations

International operations are currently represented by Viesgo Generaciòn, active in Spain in the field of electricity generation, and by American subsidiaries CHI Energy and EGI (electricity generation from renewable sources). Operations in Bulgaria, acquired in March 2003, are not yet reflected in the consolidated accounts at March 31, 2003. Income data for the 1st Quarter of 2002 previously reported included also the distribution and sale of electricity in Spain, currently managed by Electra de Viesgo Distribuciòn, attributed to the Sales, Infrastructure and Networks Division. For comparable purposes, results for the 1st Quarter of 2002 reported below do not include such activities.

Revenues for the 1st Quarter of 2003 amount to euro 99 million, down euro 45 million on the same period in 2002. Revenues generated by Viesgo Generaciòn decline from euro 118 million in the 1st Quarter of 2002, to euro 75 million in the same period in 2003

(declining by euro 43 million, down 36.4%) due primarily to the decrease in net generation (down 41.0%). This is equal to 1,257 million kWh in the 1st Quarter of 2003, as compared with 2,132 kWh in the same period in 2002. The decline is due to the temporary unavailability of a number of plants as a result of planned maintenance and other technical reasons.

Gross operating margin amounts to euro 42 million, up euro 4 million on the 1st Quarter of 2002. Viesgo Generaciòn reported a margin of euro 29 million, as compared with euro 23 million in the 1st Quarter of 2002. The improvement is due mainly to the introduction of new local regulations regarding the so-called “tariff deficit”, not effective in the 1st Quarter of 2002, in addition to the increasing relative weight of hydroelectric generation. Such phenomena more than offset the impact of the decline in generation.

Operating income amounts to euro 12 million, as compared with euro 11 million in the 1st Quarter of 2002. The amortization of goodwill remains constant at euro 11 million.

Sales, Infrastructure and Networks

The new organizational structure of the Group includes two specific operating divisions:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Infrastructure and Networks, that includes electricity and gas networks operations.

Due to the current transitional stage and in view of the introduction of definitive rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Sales, Infrastructure and Networks

	1st Quarter

In millions of euro	2003	2002 restated (1)		Change

Electricity
Revenues	4,828	4,972		(144)	-2.9%
Gross operating margin	469	462		7	1.5%
Operating income before amortization of goodwill	168	151		17	11.3%
Operating income	168	151		17	11.3%

Gas
Revenues	520	215		305
Gross operating margin	118	33		85
Operating income before amortization of goodwill	98	23		75
Operating income	85	20		65

Total
Revenues	5,348	5,187		161	3.1%
Gross operating margin	587	495		92	18.6%
Operating income before amortization of goodwill	266	174		92	52.9%
Operating income	253	171		82	48.0%

Net capital employed	11,716	12,218	(2)	(502)	-4.1%
Employees (no.)	39,596	39,895	(2)	(299)	-0.7%
Capital expenditure	401	348		53	15.2%

(1)	Includes the distribution of electricity in Spain; the accounting treatment of connection fees is adjusted.

(2)	At December 31, 2002.

Electricity

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market);

•	So.l.e. (public and art lighting) and Enel.si (franchising);

•	Electra de Viesgo Distribuciòn (distribution and sale of electricity on the Spanish market).

Comparability for the two Quarters is affected by the mentioned changes in the operating perimeter.
On the contrary, results for the 1st Quarter of 2002 provided for comparative purposes include the distribution and sale of electricity in Spain, while they no longer include the activities of Terna, reported separately. The accounting treatment of connection fees was adjusted to bring it into line with that adopted from March 31, 2002.

Operating performance

Following the introduction in 2002 of regulations that unified fees for the transport of electricity to regulated market customers and free market customers, in addition to the determination of maximum revenues allowed applied in the calculation of tariff limits, in the analysis that follows, revenues reported by Enel Distribuzione and Deval from the sale of electricity on the regulated market and the transport of electricity for the free market are considered jointly.

Revenues for the sector amount to euro 4,828 million, declining by euro 144 million (down 2.9%) on the 1st Quarter of 2002 due mainly to the following factors:

•	lower revenues registered by Enel Energia, down euro 329 million (of which euro 32 million relating to trading on international markets) resulting from the mentioned transfer of businesses to the Generation and Energy Management Division, the growing competitive pressure on the free market, lower imports and purchases from generation plants falling under the incentives of CIP Regulation 6/92;

•	euro 117 million increase in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity (of which euro 81 million from the sale of electricity to resellers);

•	higher revenues from connection fees, up euro 31 million, and awarding by the Authority of a euro 32 million prize for the improvement in service quality (the amount recorded in the 1st Quarter of 2002 for the same amounted to euro 4 million);

•	higher revenues from public lighting activities, up euro 8 million.

Sale and transport of electricity (Enel Distribuzione and Deval, excluding sales to resellers)

	1st Quarter 2003					1st Quarter 2002

	In millions of kWh					In millions of kWh

	Transported	Sold on				Transported	Sold on
	for the	regulated		In millions		for the free	regulated		In millions
	free market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

High-voltage	11,445	1,217	12,662	153	1.21	10,158	1,508	11,666	143	1.23
Medium-voltage	12,842	8,357	21,199	886	4.18	10,334	10,349	20,683	982	4.75
Low -voltage	223	26,138	26,361	2,936	11.14	3	26,392	26,395	2,814	10.66

TOTAL	24,510	35,712	60,222	3,975	6.60	20,495	38,249	58,744	3,939	6.71

Total revenues from the sale (regulated market) and transport of electricity, excluding sales to resellers, amount in the 1st Quarter of 2003 to euro 3,975 million, increasing by euro 36 million on the same period in 2002. Sales on the regulated market decline by 2,537 million kWh (down 6.6%), while the volume of electricity transported for the free market increases by 4,015 million kWh (up 19.6%). Total electricity distributed increases by 2.5% on the 1st Quarter of 2002.

Average revenues per kWh decline from €¢ 6.71 to €¢ 6.60 due primarily to the higher proportion of electricity transported for the free market as compared to that sold on the regulated market. The first involves the invoicing exclusively of the tariff component covering the cost of the management of the network and the sales service, while revenues for the second are represented by the full price, covering also the acquisition cost of electricity sold.

More specifically:

•	revenues from the sale of high-voltage electricity amounted to euro 153 million, up euro 10 million on the 1st Quarter of 2002. The increase reflects primarily the growth in electricity distributed (up 996 million kWh, or 8.5%);

•	revenues from the sale of medium-voltage electricity amounted to euro 886 million, representing a decline of euro 96 million on the 1st Quarter of 2002. The decrease reflects the net effect of the higher amount of electricity distributed (up 516 million kWh, or 2.5%), and the lower average price (down €¢ 0.57 per kWh). The latter is due to the different mix between regulated market customers (whose consumption declined by 1,992 million kWh, down 19.2%) and free market ones (with sales increasing by 2,508 million kWh, up 24.3%). The effect was partly offset by the increase in the tariff component covering the cost of fuel and the application, starting in 2003, of a component covering costs resulting from the green certificates system;

•	revenues from the sale of low-voltage electricity amounted to euro 2,936 million, increasing by euro 122 million on the 1st Quarter of 2002, against stable amounts distributed (down 0.1% despite the disposal of important local distribution networks), and an increase in the average price (up €¢0.48 per kWh) due primarily to the mentioned tariff changes.

Electricity sales to resellers (sales and transport) grow by euro 81 million, from euro 214 million in the 1st Quarter of 2002, to euro 295 million in the current Quarter.

With regards to the free market, Enel Energia’s sales to eligible end customers and other operators decline by euro 297 million, as detailed below.

Enel Energia electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	1st Quarter 2003		1st Quarter 2002		Change

Sales to eligible end customers	128	1,412	436	7,175	(308)	(5,763)
Sales to other operators	11	271	—	—	11	271

Total	139	1,683	436	7,175	(297)	(5,492)

Considering also sales made by Enel Trade to end customers, amounting to 1,162 million kWh, total Group sales on the domestic free market amount in the 1st Quarter of 2003 to 2,574 million kWh, down 64.1% on the 1st Quarter of 2002, due to the above described phenomena.

Gross operating margin amounts in the Quarter to euro 469 million, in line with the 1st Quarter of 2002 (euro 462 million). The change (up euro 7 million) is due mainly to the following factors:

•	a euro 31 million increase in connection fees received for higher power supplies and new connections to the network;

•	awarding of the mentioned euro 32 million prize, as compared with a prize or euro 4 million in the 1st Quarter of 2002;

•	operating cost savings achieved by Enel Distribuzione, amounting to euro 23 million;

•	euro 29 million decline in the margin on the sale and transport of electricity due to the different breakdown of supplies and higher charges resulting from stricter regulations on the continuity of service (up euro 17 million);

•	euro 24 million decline in margins earned by Enel Energia primarily as a result of lower activity;

•	lower net adjustments on previous year items and other revenues of various nature recorded by Enel Distribuzione, down euro 25 million.

Operating income for the Quarter amounts to euro 168 million, up euro 17 million due to lower depreciation, amortization and accruals that decline by euro 10 million.

Gas

In the context of the Sales, Infrastructure and Networks Division, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD, owners of the distribution networks and the related licenses for their management, issued at the local level;

•	Enel Gas, to which the sale of gas to end customers is entrusted. This segment of the market does not require a license and is completely liberalized from January 1, 2003.

Procurement and sale to distributors is carried out by Enel Trade, part of the Generation and Energy Management Division. To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD. will be merged into a single company.

The 1st Quarter of 2003 was characterized by strong activity in the context of the streamlining of internal processes that follows acquisitions made in 2001 and 2002. Sales offers and services were devised for each customer segment, supported by a strong communications effort. Printed paper and television campaigns are aimed at the establishment of the Enel Gas brand, identifying a leading market operator able to respond through innovative and safe services to the needs of its customers.

Revenues for the 1st Quarter of 2003 earned by the gas area amount to euro 520 million, as compared with euro 215 million in the 1st Quarter of 2002 in the context of a smaller operating perimeter.

At the end of March 2003, Enel Gas served about 1,730,000 customers, distributing in the Quarter 1,754 million cubic meters of gas.

Taking into account also the activity of Enel Trade, that in the 1st Quarter of 2003 reported sales to third parties amounting to 1,019 million cubic meters of gas and revenues equal to euro 242 million, total gas sales of the Group amount to 2,773 million cubic meters, generating euro 762 million in revenues.

Gross operating margin for the Quarter amounts to euro 118 million, as compared with euro 33 million in the 1st Quarter of 2002 (up euro 85 million). Considering that Enel Trade’s procurement and sale of natural gas activities with third parties generated a gross operating margin of euro 64 million, the total margin generated by the Group amounts in the 1st Quarter of 2003 to euro 182 million.

Operating income amounts to euro 85 million, after depreciation, amortization and accruals amounting to euro 33 million, of which euro 13 million relating to goodwill.

Terna

Terna is the owner of the National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). Summary financial figures for the 1st Quarter are reported in the table that follows.

Terna

	1st Quarter

In millions of euro	2003	2002		Change

Revenues	248	234		14	6.0%
Gross operating margin	183	168		15	8.9%
Operating Income	120	105		15	14.3%

Net capital employed	3,013	3,067	(1)	(54)	-1.8%
Employees (no.)	3,077	3,106	(1)	(29)	-0.9%
Capital expenditure	32	28		4	14.3%

(1)	At December 31, 2002.

Revenues increase by euro 14 million, of which euro 15 million are due to higher amounts of electricity delivered to and withdrawn from the network, in addition to the increase in transport fees, the full effect of which had not affected the 1st Quarter of 2002. Revenues other than those for the use of the NTN decline by euro 1 million.

It must be noted, however, that from 2002, Terna’s revenues are affected by seasonal factors similar to those affecting the generation of electricity. Keeping into account that the pricing of electricity withdrawn by distributors (according to which the fee for the use of the NTN payable to Terna is determined) changes according to the time at which it is withdrawn, revenues for the 1st Quarter of each year are positively affected by withdrawals made in the most expensive time bands, typical of the Winter season.

Gross operating margin and operating income increase by euro 15 million, reflecting the increase in revenues and lower operating costs, down euro 1 million.

Telecommunications

The WIND Group operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile and converging telephone services are offered under the WIND brand, while fixed telephony services are offered under the INFOSTRADA one. The LIBERO brand is used for all Internet activities.

Telecommunications

	1st Quarter

In millions of euro	2003	2002		change

Revenues	1,044	921		123	13.4%
Gross operating margin	230	117		113	96.6%
Operating income before amortization of goodwill	(57)	(111)		54	48.6%

Operating income (1)	(168)	(248)		80	32.3%
Net capital employed (1)	12,096	11,976	(2)	120	1.0%
Employees (no.)	8,904	8,602	(2)	302	3.5%
Capital expenditure	144	332		(188)	-56.6%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in WIND formerly owned by Deutsche Telekom. Goodwill relating to WIND’s minor subsidiaries is also included.

(2)	At December 31, 2002.

In the 1st Quarter of 2003, WIND continued to pursue the consolidation of its market share and an improvement in profits.

In the mobile telephony segment, WIND completed the migration of the customer base acquired in the context of the breakup of BLU and continued the development of new value-added and multimedia services provided on the GSM/GPRS platform, multimedia messaging services (MMS) and innovative information and entertainment contents. The total number of WIND’s mobile customers, benefiting also from the acquisition of a business from BLU, reached 9 million, registering a 10% net increase on the 1st Quarter of 2002 (about 850 thousand new SIM cards), as compared with an overall 4% average growth in the market in the same period. The estimated market share (on the total number of SIM cards) at the end of March 2003 is equal to 17%.

Total voice traffic for the 1st Quarter of 2003 was equal to about 2.2 billion minutes, up 24% on the 1st Quarter of 2002. SMS exchanged in the Quarter amount to about 900 million, up 55% on the same period in the previous year, while revenues from mobile services amounted to about euro 480 million, up 29% on the 1st Quarter of 2002 (against an estimated growth registered by the market of about 5-6%).

Average revenues per user (ARPU, calculated in comparable terms with those for mobile telephone service operators) rose from euro 17.4 in the 1st Quarter of 2002, to euro 20.0 in the same period in 2003. As a proportion of average revenue per customer, value added services increase from 11.5% in the 1st Quarter of 2002, to 12.5% in the current Quarter.

In the wireline segment, WIND continued its sales campaign to promote its Unbundling of the Local Loop (LLU) service, focusing on the management of its indirect access customer base in a complex competitive scenario and a market undergoing strong consolidation.

The number of subscribers acquired by new operators (thus excluding Telecom Italia) at the end of the Quarter is stable at about 11.2 million (WIND estimate). WIND’s fixed telephone subscribers at the end of March 2003 were 7.4 million, up 3.4% on the 1st Quarter of 2002 (about 240 thousand new customers). In terms of subscriptions, WIND’s market share among new operators at the end of the Quarter is about 65%. Total fixed telephone voice traffic for the Quarter was equal to about 4.1 billion minutes, down about 18% on the 5.0 billion minutes recorded in the 1st Quarter of 2002 due both to market related factors (overall reduction of the voice market), and competitive factors (affected by strong competition from the former monopolist).

Internet activities register a contraction of “dial-up” traffic in line with that registered by voice traffic due partly to the progressive migration of customers to the broadband platform (ADSL), the discontinuation of unprofitable flat-fee services, and regulatory changes. At March 31, 2003, WIND confirms its leadership as access provider with about 13.3 million registered customers and over 3 million active customers (customers who used the service at least once in the last month). WIND maintains a leadership position among Internet portals, with about 2.2 billion page views in the Quarter and 7.9 million unique visitors per month (up on the same period in 2002 respectively by 23% and 10%).

Revenues from fixed telephony services and Internet amount in the 1st Quarter of 2003 to euro 467 million, as compared with euro 497 million in the same period of the previous year, down 6% due to the mentioned competitive and market situation.

In February 2003, Greek subsidiary Tellas launched its fixed-line and Internet services, registering at the end of March 2003 about 160,000 activations in less than 2 months of activity.

In the 1st Quarter of 2003 the development of infrastructure (network and information systems) continued. At the end of the Quarter, the mobile network covered 98% of the population, both for the GSM and the GPRS service, while fixed telephony and Internet service reached respectively 100% of the population for indirect access service (Carrier Selection and Carrier Pre-selection), and 27% for the LLU service.

Operating performance

Revenues increase by 13.4%, up from euro 921 million in the 1st Quarter of 2002, to euro 1,044 million in the current Quarter (increasing by euro 123 million). The strong growth registered in the mobile telephone segment, up about euro 110 million (29%) was partly offset by the decline of about euro 30 million in revenues from fixed telephony and Internet services (down 6%), reflecting the general performance of the market and higher competitive pressure from the incumbent operator, as specified above. The residual increase in revenues is due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority, resulting in the recording of a pre-tax non-recurrent gain of euro 32 million.

Gross operating margin amounts to euro 230 million (22% of revenues), improving by euro 113 million (up 96.6%) on the 1st Quarter of 2002, benefiting from an increase in revenues coupled with stable operating costs (up 1.2%). Interconnection and roaming costs decline as a percentage of sales from 40.2% to 33.0% as a result of the development of the network and the consequent reduction of services required by other operators. The mentioned definition of interconnection charges on traffic for 2002, resulted in the recording of euro 25 million in net non-recurrent income, reflected in full in the gross operating margin.

Operating income before the amortization of goodwill improves by euro 54 million, from negative euro 111 million in the 1st Quarter of 2002, to negative euro 57 million in the 1st Quarter of 2003. The improvement is lower than that of the gross operating margin due to euro 59 million in higher depreciation, amortization and accruals resulting from high capital expenditure in the development of the network.

Operating income, net of euro 111 million of amortization of goodwill, amounts to a loss of euro 168 million, improving by euro 80 million on the same period in the previous year. Lower amortization of goodwill, down euro 26 million, is due to the recording in 2002 of a euro 1,511 million write-down in the value of the goodwill arising from the consolidation of Infostrada.

Parent Company and Other activities

Parent Company and Other activities

	1st Quarter

In millions of euro	2003	2002		Change

Parent Company
Revenues	263	601		(338)	-56.2%
Gross operating margin	56	109		(53)	-48.6%
Operating income	50	103		(53)	-51.5%
Employees (no.)	527	527	(1)	—

Services and Other activities
Revenues	555	634		(79)	-12.5%
Gross operating margin	136	102		34	33.3%
Operating income	73	46		27	58.7%
Net capital employed	2,767	2,681	(1)	86	3.2%
Employees (no.)	4,832	6,163	(1)	(1,331)	-21.6%
Capital expenditure	88	107		(19)	-17.8%

(1)	At December 31, 2002.

Parent Company

In its role of industrial holding company, the Parent Company continued in the 1st Quarter of 2003 to give strategic advice, monitoring and coordinating the activity of subsidiaries.

The import of electricity for the regulated market pursuant to long-term contracts continued. The transfer to Enel Trade of fuel purchase contracts was completed in September 2002; consequently, fuel for thermal generation is no longer purchased and subsequently resold to Group generation companies.

Revenues for the 1st Quarter of 2003 include euro 206 million relating to the sale of electricity to Enel Distribuzione, and euro 57 million of other revenues from Group companies (euro 53 million) and third parties. The euro 338 million decline on the 1st Quarter of 2002 is due to the mentioned transfer of fuel purchase contracts to Enel Trade (euro 221 million), and to the reduction in the quantity of electricity imported (euro 101 million), as provided for in the related long-term purchase contracts. The residual euro 16 million decline is due prevalently to revenues from Group companies and the reduction of their operating perimeters.

Gross operating margin amounts to euro 56 million, down euro 53 million on the 1st Quarter of 2002. The reduction in the volume of electricity imported and sold accounted for euro 43 million.

Operating income amounts to euro 50 million and registers the same decline described above for the gross operating margin.

Services and Other activities

Activities of various nature carried out by the Enel Group registered in the 1st Quarter of 2003 a reduction in revenues equal to euro 79 million (down 12.5%), due primarily to lower contract work for third parties in the Engineering and Contracting segment, in addition to the deconsolidation of CESI. The share held by the Group in such company declined in fact to 40.9% as a result of the disposal of Interpower. The company has therefore been accounted for under the equity method in the Consolidated Financial Statements at March 31, 2003.

Gross operating margin increased by euro 34 million (up 33.3%), of which euro 22 million relating to Engineering and Contracting activities that benefited from the good progress of a number of important contracts. The residual improvement is due in equal parts to the Real Estate and Information Technology segments.

Operating income grows by euro 27 million (up 58.7%), after euro 7 million in higher depreciation, amortization and accruals as compared with the gross operating margin.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated:  May 23, 2003